SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

NOVADIGM, INC.
(Name of Subject Company (Issuer))

NOVADIGM, INC.
(Name of Filing Person (Issuer))

Options Under Novadigm, Inc.’s 1992 Stock Option Plan,
1999 Nonstatutory Stock Option Plan and 2000 Stock Option Plan
to Purchase Common Stock, Par Value $.001 Per Share,
Held by Certain Option Holders
(Title of Class of Securities)

669937 10 4
(CUSIP Number of Underlying Class of Securities)

Wallace D. Ruiz
Vice President, Chief Financial Officer and Treasurer
Novadigm, Inc.
One International Blvd.
Mahwah, New Jersey 07495
(201) 512-1000

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

copies to:
Mark D. Wood, Esq.
Katten Muchin Zavis Rosenman
525 West Monroe Street, Suite 1600
Chicago, Illinois 60661
(312) 902-5200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

     This Amendment No. 3 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 29, 2003 and amended and supplemented by Amendment No. 1 thereto dated June 3, 2003 and Amendment No. 2 thereto dated June 17, 2003 (as so amended and supplemented, the “Schedule TO”), relating to our offer to exchange options to purchase shares of our common stock, par value $.001 per share, held by our employees, other than our executive officers, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance of the new options, upon the terms and subject to the conditions in the Offer to Exchange dated May 29, 2003 filed as Exhibit (a)(1)(A) to the Schedule TO and the related Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO.

ITEM 11. ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:

Pursuant to the Offer to Exchange, we are extending the expiration of the offer until 12:00 midnight, Eastern time, on Thursday, July 31, 2003, unless the offer is further extended. The offer was previously scheduled to expire at 12:00 midnight, Eastern time, on Monday, June 30, 2003. All references to “12:00 midnight, Eastern time, on Monday, June 30, 2003” as the “expiration date,” or time of expiration of the offer, are hereby amended to refer to “12:00 midnight, Eastern time, on Thursday, July 31, 2003.”

As of 12:00 noon, Eastern time, on June 26, 2003, options to purchase 1,109,099 shares of our common stock had been tendered for exchange.

On June 26, 2003, we sent an e-mail message to all eligible employees announcing the extension of the expiration of the offer until 12:00 midnight, Eastern time, on Thursday, July 31, 2003. This message is contained in Exhibit (a)(5)(C) hereto, and the information set forth in the message is incorporated herein by reference.

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

(a)(5)(C)*	Form of E-mail Message to Eligible Option Holders Regarding Extension of the Expiration Date.

*	Filed herewith.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

Novadigm, Inc.

/s/ Wallace D. Ruiz

Wallace D. Ruiz Vice President, Chief Financial Officer and Treasurer

Date: June 26, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(5)(C)	Form of E-mail Message to Eligible Option Holders Regarding Extension of the Expiration Date.